UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

Sylvamo Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

871332102

(CUSIP Number)

Michael O’Donnell, Esq.

Atlas FRM LLC

100 Northfield Street

Greenwich, Connecticut 06830

Telephone: (203) 622-9138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Steven A. Seidman, Esq.

Mark A. Cognetti, Esq.

Laura H. Acker, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

February 14, 2023

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 871332102	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON ACR Group Paper Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,132,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,132,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,132,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 44,128,521 shares of Common Stock outstanding as of November 4, 2022, according to the Form 10-Q filed by the Issuer with the SEC on November 10, 2022.

SCHEDULE 13D

CUSIP No. 871332102	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,132,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,132,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,123,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 44,128,521 shares of Common Stock outstanding as of November 4, 2022, according to the Form 10-Q filed by the Issuer with the SEC on November 10, 2022.

SCHEDULE 13D

CUSIP No. 871332102	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,132,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,132,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,132,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 44,128,521 shares of Common Stock outstanding as of November 4, 2022, according to the Form 10-Q filed by the Issuer with the SEC on November 10, 2022.

SCHEDULE 13D

CUSIP No. 871332102	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Lapetus Capital III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,180,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,180,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,180,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.94%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 44,128,521 shares of Common Stock outstanding as of November 4, 2022, according to the Form 10-Q filed by the Issuer with the SEC on November 10, 2022.

SCHEDULE 13D

CUSIP No. 871332102	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources III LP (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,180,454 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,180,454 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,180,454 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.94%(3)
14	TYPE OF REPORTING PERSON PN

(1)	Atlas Capital Resources III LP invests in Lapetus Capital III LLC through certain alternative investment vehicles.
(2)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(3)

All percentages of Common Stock outstanding contained herein are based on 44,128,521 shares of Common Stock outstanding as of November 4, 2022, according to the Form 10-Q filed by the Issuer with the SEC on November 10, 2022.

SCHEDULE 13D

CUSIP No. 871332102	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,180,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,180,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,180,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.94% (2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 44,128,521 shares of Common Stock outstanding as of November 4, 2022, according to the Form 10-Q filed by the Issuer with the SEC on November 10, 2022.

SCHEDULE 13D

CUSIP No. 871332102	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,180,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,180,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,180,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.94% (2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 44,128,521 shares of Common Stock outstanding as of November 4, 2022, according to the Form 10-Q filed by the Issuer with the SEC on November 10, 2022.

SCHEDULE 13D

CUSIP No. 871332102	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,312,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,312,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,312,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.30% (2)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 44,128,521 shares of Common Stock outstanding as of November 4, 2022, according to the Form 10-Q filed by the Issuer with the SEC on November 10, 2022.

SCHEDULE 13D

CUSIP No. 871332102	Page 10 of 14 Pages

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,312,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,312,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,312,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.30% (2)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 44,128,521 shares of Common Stock outstanding as of November 4, 2022, according to the Form 10-Q filed by the Issuer with the SEC on November 10, 2022.

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed on April 25, 2022 (the “Original Schedule 13D” and, as amended, the “Schedule 13D”), and relates to common stock, par value $1.00 per share (“Common Stock”), of Sylvamo Corporation (the “Issuer”), having its principal executive offices at 6077 Primacy Parkway, Memphis, Tennessee 38119. The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4.    Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On February 14, 2023 (the “Effective Date”), the Issuer and certain of the Reporting Persons (collectively, the “Atlas Group”) entered into a Cooperation Agreement (the “Cooperation Agreement”) regarding the membership and composition of the Issuer’s board of directors (the “Board”) and related matters.

Pursuant to the Cooperation Agreement, the Issuer has agreed to, among other things, (1) appoint Karl Meyers and Mark Wilde (each, a “New Director”) as directors of the Issuer, effective March 1, 2023, (2) cause one of the New Directors to be appointed to two standing committees of the Board and the other New Director to be appointed to one standing committee of the Board, effective upon their appointment to the Board, provided that, at least one of the New Directors will be appointed to the Management Development and Compensation Committee and at least one of the New Directors will be appointed to the Nominating and Corporate Governance Committee, and (3) include the New Directors in the Issuer’s slate of nominees for the election of directors at the Issuer’s 2023 annual meeting of stockholders (the “Annual Meeting”) and recommend that the Issuer’s stockholders vote in favor of their election at the Annual Meeting.

The Cooperation Agreement further provides that:

•

if the Atlas Group’s ownership level falls below 10% of the Issuer’s then issued and outstanding voting securities, one New Director (as designated by the Atlas Group) will immediately resign, and if the Atlas Group’s ownership level falls below 5% of the Issuer’s then issued and outstanding voting securities, the remaining New Director will immediately resign (such that neither New Director will continue to serve on the Board in that case); and

•

in the event that any New Director is no longer able or willing to serve, or resigns, as a director of the Issuer, the Atlas Group will be permitted to propose a replacement director, provided that the Atlas Group will lose the foregoing replacement rights with respect to one of the two New Directors if its ownership level is less than 10% of the Issuer’s then issued and outstanding voting securities and will lose the foregoing replacement rights with respect to both of the two New Directors if its ownership level is less than 5% of the Issuer’s then issued and outstanding voting securities.

The Cooperation Agreement includes certain voting commitments, standstill obligations and restrictions on transfer on the part of the Atlas Group and mutual non-disparagement provisions that generally remain in place until the later of: (1) December 31, 2023 or 30 days prior to the director nomination deadline under the Issuer’s bylaws for the Issuer’s 2024 annual meeting of stockholders (whichever date is earlier), and (2) five business days after no New Director (or any replacement) is serving on the Board, subject to certain exceptions as further described in the Cooperation Agreement.

In addition, the Issuer has agreed to file within 30 days of the Effective Date a shelf registration statement with the Securities and Exchange Commission to permit the Atlas Group to sell shares of Common Stock beneficially owned by the Atlas Group, subject to the limitations set forth in the Cooperation Agreement. In connection therewith, the Atlas Group and the Issuer entered into a letter agreement with respect to certain indemnification and other matters relating to the shelf registration statement.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On February 14, 2023, certain of the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached hereto as Exhibit 99.2 hereto. Item 4 is hereby incorporated by reference herein.

Item 7.    Material to be Filed as Exhibits

99.2    Cooperation Agreement, dated as of February 14, 2023

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2023	ACR Group Paper Holdings LP

By: Atlas Capital GP IV LP, its general partner

By: Atlas Capital Resources GP IV LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 15, 2023	Atlas Capital GP IV LP

By: Atlas Capital Resources GP IV LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 15, 2023	Atlas Capital Resources GP IV LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 15, 2023	Lapetus Capital III LLC

By:	/s/ Timothy J. Fazio
Name:	Timothy J. Fazio
Title:	Vice President

Dated: February 15, 2023	Atlas Capital Resources III LP

By: Atlas Capital GP III LP, its general partner

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 15, 2023	Atlas Capital GP III LP

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 15, 2023	Atlas Capital Resources GP III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 15, 2023	/s/ Andrew M. Bursky
Andrew M. Bursky

Dated: February 15, 2023	/s/ Timothy J. Fazio
Timothy J. Fazio